UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02027859

NO ACT
P.E 1-28-02
1-08207

March 28, 2002

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 3/28/2002

Meredith B. Cross
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, D.C. 20037-1420

Re: The Home Depot
Incoming letter dated January 28, 2002

Dear Ms. Cross:

This is in response to your letters dated January 28, 2002 and March 1, 2002 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated February 8, 2002 and March 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

035495

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, D.C. 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

MEREDITH B. CROSS
DIRECT LINE (202) 663-6644
MCROSS@WILMER.COM

100 LIGHT STREET
BALTIMORE, MD 21202
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

520 MADISON AVENUE
NEW YORK, NY 10022
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

4 CARLTON GARDENS
LONDON SWIY 5AA
TELEPHONE 011 (44 20) 7872-1000
FACSIMILE 011 (44 20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS
TELEPHONE 011 (322) 285-4900
FACSIMILE 011 (322) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN
TELEPHONE 011 (4930) 2022-6400
FACSIMILE 011 (4930) 2022-6500

January 28, 2002

By Hand

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. - Notice of Intent to Omit Stockholder Proposal

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation ("Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal (the "Stockholder Proposal") from the proxy materials for the Company's 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). The Stockholder Proposal was submitted by John Chevedden (the "Proponent"). The Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Stockholder Proposal from its 2002 Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

Procedural History

The Proponent submitted a proposal to the Company by a letter dated August 8, 2001 (the "Initial Proponent Letter"), a copy of which is attached hereto as Exhibit A. By a letter dated August 15, 2001 (the "Company Letter"), pursuant to Rule 14a-8(f) under the Exchange Act, the Company informed the Proponent that his proposal and supporting statement should not exceed 500 words in accordance with Rule 14a-8(d) under the Exchange Act. A copy of the Company Letter is attached as Exhibit B. The Company received a letter from the Proponent dated August 28, 2001, responding to the Company Letter with a proposal and supporting statement that complied with the 500 word limit (the "Revised Proponent Letter"), a copy of which is attached hereto as Exhibit C. By letter dated January 15, 2002, the Company advised the Proponent that the Company's Nominating and Corporate Governance Committee had recommended to the Company's Board of Directors that the Company's Certificate of Incorporation be amended to eliminate Article EIGHTH, which sets forth a "fair price provision" requiring a super-majority vote in certain circumstances. This letter is attached hereto as Exhibit D. Following conversations with the Proponent, the Company, by a letter dated January 25, 2002, provided the Proponent with a copy of the Board of Directors' executed unanimous written consent approving the submission of the proposal to amend the Certificate of Incorporation to the Company's stockholders and recommending that stockholders approve the proposal. A copy of this letter is attached as Exhibit E. Despite this information, the Proponent has not elected to withdraw the Stockholder Proposal.

The Stockholder Proposal

The Revised Proponent Letter sets forth the following proposal:

3 - ALLOW SIMPLE-MAJORITY VOTE

* * *

PROPOSAL THAT WON 55% SHAREHOLDER VOTE in both 2000 and 2001

Home Depot shareholders request reinstatement of simple majority vote on all issues subject to shareholder vote to the fullest extent possible. This includes requesting that any future proposal on this topic be put to a shareholder vote - as a separate proposal.

The Stockholder Proposal also includes a supporting statement that cites a number of other factors and concerns of the Proponent, some of which appear to be unrelated to the Stockholder Proposal and to be materially false and misleading. As pointed out in the Stockholder Proposal, the Proponent has submitted similar proposals to the Company in each of the prior two years (the "Prior Proposals"). Stockholders approved the Prior Proposals recommending the elimination of super-majority vote requirements at the 2000 and 2001 Annual Meetings of Stockholders.

The Company Proposal

As described more fully below, the Company's 2002 Proxy Materials will include a proposal to amend the Company's Certificate of Incorporation (the "Company Proposal") that will, upon approval of the stockholders, eliminate all super-majority provisions applicable to voting of the Company's stockholders.

The only provision of the Company's Certificate of Incorporation and By-laws that requires a super-majority vote is Article EIGHTH of the Company's Certificate of Incorporation, which is a "fair price provision." This fair price provision requires the affirmative vote of the holders of at least 80% of the Company's outstanding common stock in order to adopt or authorize certain business combinations, certain dissolutions of the Company or certain amendments to the Certificate of Incorporation, including changes to stockholders' voting rights. In addition, Article IX of the Company's By-laws provides that the Company shall not be subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which provides for a super-majority vote under certain circumstances in connection with certain specified business combinations. In the absence of these super-majority provisions, Section 7 of Article I of the Company's By-laws provides for a majority vote on all questions submitted to stockholders unless otherwise required by the DGCL.

After careful consideration, the Company has determined that it is in the best interests of its stockholders to eliminate Article EIGHTH from the Company's Certificate of Incorporation. In reaching this conclusion, the Company considered, among other things, the fact that at the Company's last two annual meetings, holders of a majority of the Company's outstanding shares of common stock had approved the Prior Proposals.

The Company's Board of Directors has unanimously authorized the proposed amendment to eliminate Article EIGHTH (the only provision of the Company's governing documents requiring a super-majority vote) and voted to recommend the Company Proposal to the Company's stockholders. A copy of the Board of Directors' unanimous written consent approving the submission of the Company Proposal to stockholders and recommending that stockholders approve the Company Proposal is set forth as an attachment to Exhibit E. Approval of the amendment requires the affirmative vote of holders of a majority of the Company's common stock outstanding and entitled to vote at the annual meeting. The 2002 Proxy Materials will include a proposal by the Company to amend the Company's Certificate of Incorporation to eliminate Article EIGHTH. A draft of the language to be included in the 2002 Proxy Materials is set forth as an attachment to Exhibit D. If stockholders approve the Company Proposal, there will be no super-majority provisions applicable to voting of the Company's stockholders.

<u>The Company Proposal Has Already Substantially Implemented the Stockholder Proposal (Rule 14a-8(i)(10))</u>

As with the Prior Proposals submitted by the Proponent and approved by the Company's stockholders, the Stockholder Proposal requests "reinstatement of a simple majority vote on all issues subject to shareholder vote to the fullest extent possible." The Stockholder Proposal is stated as a request that the Company take an action that requires further action by the Board of Directors and stockholders.

Paragraph 4 of Article EIGHTH of the Company's Certificate of Incorporation provides that the requirement to obtain the affirmative vote or consent of 80% of all shares of stock entitled to vote in the election of directors (considered as one class) for amendment, alteration, change or repeal of Article EIGHTH does not apply if the action is unanimously recommended to stockholders by the Board of Directors, provided all of the directors are "continuing directors" under paragraph 2 of Article EIGHTH. Because the Board of Directors has unanimously recommended approval of the Company Proposal, the Certificate of Incorporation may be amended upon the affirmative vote of a majority of the outstanding stock entitled to vote, in accordance with Section 242(b)(1) of the DGCL.

The Company cannot unilaterally eliminate its Certificate of Incorporation provision that sets forth the super-majority vote requirement. Such an amendment requires approval of a majority of the Company's outstanding shares, as discussed above. The Board of Directors has now taken all of the necessary steps to consider, approve and recommend to stockholders that Article EIGHTH of the Company's Certificate of Incorporation be eliminated. As requested in the Stockholder Proposal, the Board of Directors has done everything in its power to reinstate a "simple-majority" vote on all matters subject to a stockholder vote.

Rule 14a-8(i)(10) under the Exchange Act permits the omission of a stockholder proposal "[i]f the company has already substantially implemented the proposal." Former Rule 14a-8(c)(10) under the Exchange Act had codified a previously "implied" ground for omission to provide that a proposal could be omitted when the proposal was rendered "moot." In originally codifying this basis for omission, the Commission specifically rejected a formulation of "rendered moot by the actions of management," to recognize that a proposal could be rendered moot by "statutory enactments, court decisions, business changes and supervening corporate events." Exchange Act Release No. 12,999 (November 22, 1976). Until 1983, the Staff had only granted no-action letters under Former Rule 14a-8(c)(10) when the stockholder proposal had already been "fully effected." At that time, this position was reversed and the Commission announced a new interpretive position allowing for the omission of proposals that have been "substantially implemented by the issuer." Exchange Act Release No. 20,091 (August 23, 1983) at Section II.E.6. In 1998, the Commission changed the wording of Former Rule 14a-8(c)(10) to specifically reflect this interpretation, and renumbered Rule 14a-8(c)(10) as Rule 14a-8(i)(10). Exchange Act Release No. 40,018 (May 21, 1998). In proposing this wording change, the Commission noted that "[c]onsistent with [Exchange Act Release No. 20,091], in order to have been 'substantially implemented,' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." Exchange Act Release No. 39,093 (September 18, 1997) at footnote 49.

In interpreting the term "substantially implemented" in Rule 14a-8(i)(10), the Staff has granted no-action relief to registrants seeking to exclude a stockholder proposal under Rule 14a-8(i)(10) even when differences exist between the company's actions and the stockholder proposal, provided that the company's actions satisfactorily address the underlying issues raised in the stockholder proposal. For example, in Masco Corporation (March 29, 1999), the Staff allowed exclusion of a proposal providing specific qualifications for the company's outside directors under Rule 14a-8(i)(10) when the company's board planned to adopt a resolution similar to the stockholder proposal at its next meeting. The resolution that the board planned to adopt varied from the proponent's proposal by adding a materiality qualifier to the requirement that outside directors not be employed by an entity having a relationship with the company, and deleting the reference to "present or former" in connection with affiliates of the company. The staff rejected a request for reconsideration by the proponent. Masco Corporation (April 19,

1999) (reconsideration). Similarly, in AMR Corporation (April 17, 2000), the Staff allowed omission of a proposal that recommended board members serving on committees to be independent under 14a-8(i)(10), when the company's bylaws and policies already provided that committee members must be independent, and the company asserted that the proposal was substantially implemented because the definitions of "independent" were reasonable, though not exactly the same, as the definition suggested by the proponent in his recommendation. We also note that the Staff has granted no-action relief to companies seeking to exclude stockholder proposals under Rule 14a-8(i)(10) when the stockholder proposal recommends that the company put itself up for sale or engage investment bankers in those situations where an investment banker has been engaged or the company has otherwise taken substantial steps toward a sale or merger of the company. *See, e.g.*, Supreme Industries, Inc. (February 7, 2001); Excalibur Technologies Corporation (August 18, 2000) (reconsideration); Hemlock Federal Financial Corporation (March 30, 2000); MacNeal-Schwendler Corporation (April 2, 1999).

Based on the interpretations of Rule 14a-8(i)(10) and Former Rule 14a-8(c)(10) in the Commission's Releases and the Staff's no-action letters, the Company concludes that the Stockholder Proposal requesting reinstatement of a simple-majority vote has been substantially implemented and is now moot. The Stockholder Proposal requests "reinstatement of simple majority vote on all issues subject to shareholder vote to the fullest extent possible." The Company has taken all actions it can to eliminate the super-majority vote requirement by recommending to stockholders that its Certificate of Incorporation be amended to eliminate Article EIGHTH. The Company Proposal seeks to eliminate the only super-majority voting requirement present in the Company's Certificate of Incorporation and By-laws, and, as discussed above, no statutory super-majority voting requirements apply to the Company under Section 203 of the DGCL or otherwise.

With respect to the portion of the Stockholder Proposal that requests "any future proposal on this topic be put to a shareholder vote - as a separate proposal," the Company concludes that the purposes of this request are substantially implemented under the Company's governing documents and applicable law. The Company believes that under current law, any change to the voting rights of stockholders would require approval of the stockholders. For example, if the Company were to elect to be governed by Section 203 of the DGCL, which includes a super-majority provision as discussed above, it would have to seek stockholder approval to amend the Certificate of Incorporation. *See* DGCL Section 203(b)(7). Under Section 242(b)(1) of the DGCL, the certificate of incorporation may be amended only upon the affirmative vote of a majority of the outstanding stock entitled to vote on the matter. Further, the Company anticipates that it would present any proposal with respect to changes to simple-majority voting provisions as a separate proposal, given the Commission's "unbundling" rules applicable to proxy materials, Rules 14a-4(a)(3) and 14a-4(b)(1) under the Exchange Act. These rules require that the proxy set forth "each separate matter intended to be acted on" whether or not the matter is related to or conditioned on the approval of other matters.

The Company recognizes that, in the 2001 stockholder proposal season, the Staff did not grant no-action relief to a company that sought to exclude a proposal similar to the Stockholder Proposal (and submitted by the Proponent), even though the company stated that it would submit to its stockholders a proposal to eliminate the super-majority voting requirement from the "fair price provision" in its Certificate of Incorporation. Alaska Air Group, Inc. (March 13, 2001). We note, however, that Alaska Air argued that the stockholder proposal should be excluded under Rule 14a-8(i)(9) under the Exchange Act because the stockholder proposal directly conflicted with Alaska Air's proposal. Unlike the Company Proposal, Alaska Air's proposal would not have substantially implemented the stockholder proposal, because Alaska Air would still have been subject to the super-majority vote requirement of Section 203 of the DGCL. As outlined above, the Company will not be subject to any other super-majority voting requirements if the Company Proposal is approved by stockholders, thereby "reinstating" the simple-majority vote as called for in the Stockholder Proposal. For this reason, Alaska Air is readily distinguishable from the Company's situation and the Staff should not recommend to the Commission that any enforcement action be taken if the Company excludes the Stockholder Proposal from its 2002 Proxy Materials.

<u>The Stockholder Proposal and the Supporting Statement are Contrary to the Commission's Rules, Including Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3))</u>

Rule 14a-8(i)(3) allows a registrant to exclude a stockholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Company believes that the Stockholder Proposal contains a number of statements that are false and misleading within the meaning of Rule 14a-9:

1. In the Stockholder Proposal, the Proponent states "At the 2002 shareholder meeting shareholders can ask why the company waited 2 months to announce that this proposal passed again with a 55% margin." While the Proponent's statement implies that the Company sought to hide the results of the election, in fact the Company reported the results of the May 30, 2001 Annual Meeting on a timely basis in its Form 10-Q filed August 27, 2001, in accordance with Item 4 of Form 10-Q. The implication that the Company has done something wrong that should be a cause of stockholder concern, when the Company has fully complied with its disclosure obligations, is misleading and therefore this portion of the Stockholder Proposal should be omitted.

2. The Proponent cites a Wall Street Journal article referencing a survey that found "institutional investors are prepared to pay an 18% premium for good corporate governance." By citing the article, the Proponent is attempting to mislead stockholders into believing that the Company does not employ good corporate governance practices. In AlliedSignal, Inc. (January 15, 1998), the Staff found as properly excludable portions of the supporting statement that the proponent had submitted which selectively quoted various publications in order to call into question the registrant and its practices. Accordingly, this portion of the Stockholder Proposal should be omitted as misleading.

3. Under the heading "Improve Board Performance" the Proponent alleges that the Company follows "obsolete, sub-par practices" and that directors have certain

"independence conflicts." Among the points that the Proponent cites that are false and misleading in the context in which they are discussed are:

- "Directors may have had past business transactions with HD, yet sit on key board committees which demand greater independence."
- "Directors with past business transactions with HD may compete for future business transactions with HD and still serve on key board committees."
- "HD has taken advantage of not reporting certain business transactions that are ongoing between HD and its directors."
- "The lead director may have previous links to HD management."

These conclusory and inflammatory statements are not based in fact and could mislead stockholders into believing that the Company's corporate governance is flawed, that these practices are illegal or that the Company is not governed in a manner consistent with other public companies. Accordingly, this section of the Proposal should be omitted from the 2002 Proxy Materials as false and misleading.

Conclusion

Based upon the reasons set forth above, the Company has concluded that it may exclude the Stockholder Proposal in accordance with Rules 14a-8(i)(10) and 14a-8(i)(3) under the Exchange Act and requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2002 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response.

We would greatly appreciate the Staff's response at its earliest convenience. Given the number of proxy statements that the Company needs to prepare for mailing (in excess of 2 million), the Company will need to know the complete contents of the 2002 Proxy Materials on or about April 1, 2002.

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's intention to omit the Stockholder Proposal from the 2002 Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff.

Should you have any questions relating to this submission, please contact the undersigned at (202) 663-6644 or David M. Lynn of our office at (410) 986-2802.

Very truly yours,

Meredith B. Cross

Enclosures

Copy to:
Mr. John Chevedden (via FedEx)

EXHIBIT A

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 770/384-3722
PH: 770/433-8211

August 8, 2001

Mr. Bernard Marcus
Chairman
The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024

Dear Mr. Marcus and Directors of The Home Depot, Inc.,

This Rule 14a-8 proposal is respectfully submitted with the hope that it can be withdrawn based on company steps that will result in adopting the proposal.

This Rule 14a-8 proposal is submitted for the next shareholder meeting which would include the 2002 annual meeting. It is in the format intended for publication. Rule 14a-8 requirements are believed to be met and/or will be met. Rule 14a-8 requirements include holding the required shares through the date of the annual meeting. Thus the shares will be held through the date of the annual meeting.

Sincerely,

John Chevedden
Shareholder
The Home Depot, Inc.

cc:
Frank Fernandez
Corporate Secretary
FX: 770/384-2626
PH: 770/433-8211

August 8, 2000
Proposal 3
ADOPT SIMPLE-MAJORITY VOTE

(This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.)

PROPOSAL THAT WON 55% SHAREHOLDER VOTE in both 2000 and 2001:
This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Home Depot shareholders request reinstatement of simple majority vote on all issues subject to shareholder vote to the fullest extent possible. This includes requesting that any future proposal on this topic be put to a shareholder vote – as a separate proposal.

It was reported that this proposal won 55% approval in 2000 and 2001 and was sponsored by shareholder, John Chevedden, Redondo Beach, Calif. At the 2002 shareholder meeting shareholders may ask why the company waited 2 months to announce that this proposal passed with a 55% margin. The shareholders have arguably been damaged by not learning of this second consecutive majority vote in a timely manner.

This proposal would arguably have won greater than 55% approval if shareholders had equal resources to communicate with other shareholders as management has.

Votes equally valuable

It is believed that when the board accepts yes votes for its own reelection, the board should give equal value to yes votes for a shareholder proposal, and take the steps to adopt this proposal. The proponent of this proposal offered to withdraw the proposal if the company took steps to adopt the proposal and not wait for a third vote.

What incentive is there for good corporate governance – highlighted by simple-majority vote?

A survey by the international management consultancy McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Street Journal June 19, 2000

Improve Board Performance

It is believed that greater management accountability, in part through simple majority vote, will improve HD performance. HD is believed burdened with the following obsolete practices – not in the best interest of shareholders according to a significant number of institutional investors. This set of obsolete practices may further motivate shareholders to vote in favor of this simple majority vote proposal.

Obsolete and/or sub-par practices:

- Confidential voting not allowed.

  Thus management can use a telephone bank to ask shareholders to change their vote.

- Cumulative voting not allowed.
- Several directors at one time are allowed to own absolutely no stock.
- Directors are allowed to sit on the board of the same outside company at the same time.
- Directors are allowed to sit on committees of the same University at the same time.
- Several directors are concurrently allowed to sit on the board continuously for 23 years each.
- A Director may have one job with a small company, no other business or civic affiliation, yet be allowed to sit on the board for 23 continuos years.
- Directors may have had past business transactions with HD, yet sit on key board committees which demand greater independence.
- Directors with past business transactions with HD may compete for future business transactions with HD and still serve on key board committees.
- HD has taken advantage of not reporting certain business transactions that are ongoing between HD and its directors.
- The lead director may be non-independent with previous links to the management of the company.
- Five HD directors at a given time may sit on 6 to 12 outside boards each. Respected industry recommendations state that 3 outside directorships should be the maximum for directors with full-time jobs.

When these independence negatives (Business with the company, links to the same outside company, no stock ownership, nearly 2-1/2 decades on a board seat, employment by the company, excessive outside board commitments) are tabulated:

Eleven of 12 directors (91%) at Home Depot can be allowed at any given time to have these negatives.

Greater Management Accountability

It is believed that greater management accountability, in part through this proposal, will make HD better prepared in facing challenges highlighted by these types of news reports that may reoccur:

> Some analysts attributed the stock price decline to a *Barron's* article that said Home Depot, which under new CEO Robert Nardelli is trying to cut costs, may have a tough time expanding fast enough to warrant its higher values.
>
> The *Barron's* article went on to say that the company is expected to have difficulty in expanding at its recent rate as its business matures and competition from Lowe's increases.
>
> Hold on! Retail stocks jolt downward
> Whoa! Investors jerked the reins in fast and furiously Wednesday after the Federal Reserve's review of economic conditions showed what most retailers have known for some time: This has been a tough summer selling season.

To increase shareholder value through improved accountability vote yes for:

ADOPT SIMPLE-MAJORITY VOTE
PROPOSAL THAT WON 55% SHAREHOLDER VOTE in both 2000 and 2001
Yes on 3

The above format is intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is respectfully requested to insert a correct proposal number, not a number and a letter, to avoid shareholder confusion. Number are requested to be based on the dates proposals are initially submitted.

EXHIBIT B

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024
(770) 433-8211

August 15, 2001

VIA OVERNIGHT MAIL
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

We are in receipt of your letter dated August 8, 2001, submitting a stockholder proposal and supporting statement and requesting its inclusion in The Home Depot, Inc.'s proxy statement for the 2002 Annual Stockholders' Meeting. I am writing to notify you in accordance with Rule 14a-8(f) of the rules promulgated pursuant to the Securities Exchange Act of 1934, that the materials you submitted do not meet the requirements set forth by Rule 14a-8(d) regarding the maximum length of the proposal and supporting statement. If you wish to respond to this notification, you should do so within 14 days of your receipt of this letter.

As we discussed, our Board of Directors is in the process of evaluating the appropriate action with regard to this proposal and gives great consideration to the fact that the stockholders approved the proposal at the last Annual Meeting. The Board plans to consider this issue at its next two quarterly meetings.

Should you require any additional information or if you would like to discuss this matter, please let me know.

With regards,

Kelly R. Caffarelli

cc: Frank L. Fernandez, Esq.

USA
Proud Sponsor

E:\DEPTS\LEGAL\KRC_SHR\2002 Proxy Statement\Stockholder Proposals\Chevedden 081501.doc

EXHIBIT C

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 770/384-3722
PH: 770/433-8211

August 28, 2001

Mr. Bernard Marcus
Chairman
The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024

Dear Mr. Marcus and Directors of The Home Depot, Inc.,

The following proposal revision responds to the August 15, 2001 company letter on the number of words in the proposal. It is intended that this revision fully meeting the company request and this conclusion with be drawn unless the company responds by facsimile on August 29, 2001.

Sincerely,

John Chevedden
Shareholder
The Home Depot, Inc.

cc:
Frank Fernandez
Corporate Secretary
FX: 770/384-2626
PH: 770/433-8211

August 28, 2001 Revision at Company Request

3 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal title is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity and avoids the perception of misleading shareholders. This title is not intended to be reworked into a 2nd title on ballots as in 2001.]

PROPOSAL THAT WON 55% SHAREHOLDER VOTE in both 2000 and 2001

Home Depot shareholders request reinstatement of simple majority vote on all issues subject to shareholder vote to the fullest extent possible. This includes requesting that any future proposal on this topic be put to a shareholder vote – as a separate proposal.

It was reported that this proposal won 55% approval in 2000 and 2001 and was sponsored by shareholder, John Chevedden, Redondo Beach, Calif. At the 2002 shareholder meeting shareholders can ask why the company waited 2 months to announce that this proposal passed again with a 55% margin.

What incentive is there for good corporate governance – highlighted by simple-majority vote?

A survey by the international management consultancy McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Street Journal June 19, 2000

Home Depot Double Standard

It is believed that when directors accepts yes votes for their own election, directors should give equal value to yes votes for a shareholder proposal, and take the steps to ensure adoption of this proposal.

Improve Board Performance

Greater management accountability, in part through allowing simple majority vote, will arguably improve HD performance. HD is believed burdened with the following obsolete practices – not in the best interest of shareholders according to a significant number of institutional investors. This set of current or recent obsolete practices may further motivate shareholders to vote in favor of this one proposal to allow simple majority vote.

Obsolete, sub-par practices and/or independence conflicts:

- Several directors at one time are allowed to own absolutely no stock.
- Confidential voting not allowed.
- Cumulative voting not allowed.
- Directors are allowed to sit on the board of the same outside company at the same time.
- Directors are allowed to sit on committees of the same University at the same time.
- Several directors are concurrently allowed to sit on the board continuously for 23 years each.
- A Director may have one job with a small company, no other business or civic affiliation, yet be allowed to sit on the board for 23 continuos years.
- Directors may have had past business transactions with HD, yet sit on key board committees which demand greater independence.
- Directors with past business transactions with HD may compete for future business transactions with HD and still serve on key board committees.

- HD has taken advantage of not reporting certain business transactions that are ongoing between HD and its directors.
- The lead director may have previous links to HD management.
- Five HD directors at a given time may sit on 6 to 12 outside boards each. Respected industry recommendations state that 3 outside directorships should be the maximum for directors with full-time jobs.

To increase shareholder value through improved accountability vote yes:

ALLOW SIMPLE-MAJORITY VOTE
PROPOSAL THAT WON 55% SHAREHOLDER VOTE in both 2000 and 2001
Yes on 3

The above format is intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is respectfully requested to insert a correct proposal number, not a confusing number and letter scheme. The number is requested to be based on the dates proposals are initially submitted.

EXHIBIT D

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

January 15, 2002

VIA FACSIMILE
Mr. John Chevedden
2215 Nelson Avenue
#205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

As we discussed, the Nominating and Corporate Governance Committee has recommended that the Board of Directors act to implement the stockholder proposal that you sponsored last year. Accordingly, the Committee has recommended that our Certificate of Incorporation be amended to eliminate Article Eighth, which sets forth a fair price provision requiring a super-majority vote in certain circumstances.

For your information, attached are draft materials that have been sent to our Board for their review and approval. They are a unanimous consent, draft language for inclusion in our 2002 Proxy Statement and a draft Amended and Restated Certificate of Incorporation as it would be filed if the proposal is approved by our stockholders.

As this action will implement the proposal you have submitted for inclusion in our proxy statement, we trust you will withdraw your proposal. After you have had an opportunity to review these materials, I would appreciate your calling to discuss them.

Thank you for your attention to this matter. I look forward to speaking with you.

Sincerely,

Kelly R. Caffarelli
Sr. Corporate Counsel

Enclosures

cc: Frank Fernandez, Esq.

THE HOME DEPOT, INC.
UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS

Pursuant to Section 141(f) of the Delaware General Corporation Law, the undersigned, being all of the members of the Board of Directors of The Home Depot, Inc., a Delaware corporation (the "Company"), hereby consent to and take the actions set forth below to be effective as of January __, 2002.

WHEREAS, the stockholders of the Company have previously considered and approved a proposal recommending that the Board act to eliminate all requirements in the Company's governing documents that actions of the stockholders be approved by super-majority vote; and

WHEREAS, the only provision of the Company's governing documents requiring a super-majority vote is ARTICLE EIGHTH of the Certificate of Incorporation, which sets forth a fair price provision requiring the affirmative vote of the holders of at least 80% of the outstanding shares to approve certain significant transactions involving the Company unless specific price and other requirements are satisfied; and

WHEREAS, under ARTICLE EIGHTH of the Certificate of Incorporation, adoption of an amendment to ARITCLE EIGHTH requires the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote unless such amendment is unanimously recommended to the stockholders by the Board of Directors, in which case approval of the amendment requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote; and

WHEREAS, the Nominating and Corporate Governance Committee of the Board has recommended that the Board propose that at the next Annual Meeting of Stockholders the stockholders approve an amendment to the Company's Certificate of Incorporation to delete ARTICLE EIGHTH; and

WHEREAS, the Board has determined that elimination of ARTICLE EIGHTH is in the best interests of the Company's stockholders.

NOW THEREFORE, BE IT RESOLVED, that a proposal to eliminate ARTICLE EIGHTH of the Certificate of Incorporation be presented to the stockholders of the Company at the next Annual Meeting with the unanimous recommendation of the Board of Directors to vote in favor of such proposal; and

FURTHER RESOLVED, that if such proposal is approved by the requisite vote of the stockholders, that the officers of the Company take such actions as they deem necessary and appropriate to effect such proposal, including filing an amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

C:\Kelly\proxyresolution2.doc

[DRAFT PROXY COMPANY PROPOSAL]

PROPOSAL TO AMEND CERTIFICATE OF INCORPORATION TO ELIMINATE ARTICLE EIGHTH

What am I voting on?

A proposal to amend our Certificate of Incorporation to eliminate ARTICLE EIGHTH, which is a "fair price provision." This provision requires that certain significant changes involving the Company, such as a merger or changes to stockholders' voting rights, must be approved by the holders of at least 80% of our outstanding shares of common stock. This is sometimes called a "super-majority" vote requirement. ARTICLE EIGHTH is the only provision of our governing documents requiring a super-majority vote.

What is a fair price provision?

Fair price provisions are designed to protect stockholders in the event of certain types of unsolicited attempts to acquire control of a company, such as certain tender offers. In the case of a tender offer, the bidder may launch an offer to acquire a majority of the shares of a company and, if successful, then propose another transaction to acquire the remainder of the company's outstanding shares. Under our fair price provision, the transaction to acquire the remaining shares must be approved by at least 80% of our outstanding shares unless the bidder pays the remaining stockholders a fair price compared to the price paid to acquire its other shares, as specified in detail in our Certificate of Incorporation, and complies with other requirements in our Certificate of Incorporation.

Why is the Company recommending that the fair price provision be eliminated?

While fair price provisions can provide important protections for stockholders, the super-majority vote requirement can make it more difficult to acquire a company and may discourage transactions that stockholders may view as beneficial. After careful consideration, the Company has concluded that it is in the best interests of our stockholders to remove the provision from our Certificate of Incorporation. In reaching this conclusion, the Company considered the fact that at our last two Annual Meetings holders of a majority of our outstanding shares approved a proposal recommending that the Board of Directors act to eliminate all provisions of our governing documents requiring a super-majority vote of stockholders.

What changes would be made in our Certificate of Incorporation?

The proposed amendment would result in the deletion of ARTICLE EIGHTH of our Certificate of Incorporation, which sets forth the fair price provision requiring a super-majority vote.

What vote is required to approve the amendment?

The Board of Directors has unanimously authorized this amendment and voted to recommend it to the Company's stockholders. As a result, approval of the amendment requires the affirmative vote of holders of a majority of our shares outstanding and entitled to vote at the Annual Meeting.

When would the amendment become effective?

If approved by the stockholders, the amendment will become effective upon filing an appropriate certificate with the Delaware Secretary of State.

WE RECOMMEND THAT YOU
VOTE FOR ADOPTION OF
THIS PROPOSAL

DRAFT

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE HOME DEPOT, INC.

The Home Depot, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. That the name under which the Corporation was originally incorporated is M.B. Associates Incorporated. The date of filing of its original Certificate of Incorporation with the Secretary of State was June 29, 1978.

2. That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and directing that such amendments be considered at the next Annual Meeting of Stockholders of the Corporation.

3. That thereafter, pursuant to a resolution of the Board of Directors and upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the Annual Meeting of Stockholders was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

4. That this Restated Certificate of Incorporation, duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware, integrates those amendments to the Certificate of Incorporation which were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and is hereby amended and restated to read as follows:

FIRST: The name of the corporation (which is herein referred to as the "Corporation") is The Home Depot, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, in the County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

Without limiting in any manner the scope and generality of the foregoing, it is hereby provided that the Corporation shall have the following purposes, objects and powers:

To manufacture, purchase or otherwise acquire, invest in, own, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and deal with, any and all goods, wares, merchandise and personal property relating to home improvement services, materials, products, devices, manuals, audio-visual aids, tools and any and all products related thereto of every kind and description.

To do all and everything necessary, suitable and proper for the accomplishment of any of the purposes or the attainment of any of the objects or the furtherance of any of the powers herein before set forth, either alone or in association with other corporations, firms or individuals, and to do every other act or acts, thing or things incidental to or growing out of or connected with the aforesaid powers or any part or parts thereof, including, without limitation, the acquisition and operation of businesses exclusively or partially engaged in providing home improvement services, materials, products, devices, manuals, audio-visual aids, tools, and related products or services to consumers.

The business or purpose of the Corporation is from time to time to do any one or more of the acts and things herein before set forth, and it shall have power to conduct and carry on said business, or any part thereof, and to have one or more offices, and to exercise any or all of its corporate powers and rights, in the State of Delaware, and in the various other states, territories, colonies and dependencies of the United States, in the District of Columbia, and in all or any foreign countries.

The enumeration herein of the objects and purposes of the Corporation shall be construed as powers as well as objects and purposes and shall not be deemed to exclude by inference any powers, objects or purposes which the Corporation is empowered to exercise, whether expressly by force of the laws of the State of Delaware now or hereafter in effect, or impliedly by the reasonable construction of said laws.

FOURTH: The total number of shares of stock which the Corporation will have authority to issue is ten billion (10,000,000,000), all of which shall be shares of Common Stock of the par value of five cents ($.05) each.

FIFTH: The name and mailing address of the sole incorporator is as follows:

Kenneth G. Langone
c/o INVEMED ASSOCIATES INCORPORATED
375 Park Avenue
New York. New York 10022

SIXTH: 1. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three nor more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

2. The term of each director will expire at the annual meeting of the stockholders held in 2001. At each annual meeting of the stockholders beginning with 2001, each director shall be elected for a one-year term. Each director shall hold office until the next annual meeting and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3. No person (other than a person nominated by or on behalf of the Board of Directors) shall be eligible for election as a director at any annual or special meeting of stockholders unless a written request that his or her name be placed in nomination is received from a stockholder of record by the Secretary of the Corporation not less than 30 days prior to the date fixed for the meeting, together with the written consent of such person to serve as a director.

4. Except to the extent prohibited by law, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including without limitation the vote required for any action by the Board of Directors, the determination by resolution of the Board of Directors of the officers of the Corporation and their respective titles and duties, the determination by resolution of the Board of Directors of the manner of choosing the officers of the Corporation and the terms of their respective offices, the determination by resolution of the Board of Directors of the terms and conditions under which the Corporation shall exercise the powers granted to it as of January 1, 1984 by Section 145 of the Delaware General Corporation Law, as such powers may exist from time to time after January 1, 1984, and that from time to time shall affect the directors' power otherwise to manage the business and affairs of the Corporation; and, notwithstanding any other provision of this Certificate of Incorporation to the contrary, no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing. Any inconsistency between, on the one side, a document which implements the provisions of this paragraph 4 and sets forth the rights, powers, duties, rules and/or procedures governing the Board of Directors and, on the other side, any by-law or other corporate document shall be construed in favor of the document setting forth such rights, powers, duties, rules and/or procedures.

5. No action shall be taken by stockholders of the Corporation except at an annual or special meeting of the stockholders of the Corporation. Except to the extent, if any, otherwise required by law, a special meeting of the stockholders of the Corporation may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of the Corporation.

SEVENTH: The Board of Directors shall have power to make, alter or repeal the by-laws of the Corporation, except as may otherwise be provided in the by-laws.

EIGHTH: [Reserved]

NINTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by Robert L. Nardelli, its Chairman, President and Chief Executive Officer, this _____ day of _________, 2002.

____

By: Robert L. Nardelli, Chairman, President and Chief Executive Officer

EXHIBIT E

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

January 25, 2002

VIA FACSIMILE
Mr. John Chevedden
2215 Nelson Avenue
#205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I appreciate your taking the time to review the materials I sent you previously. Attached please find an executed copy of the action of our Board to submit for stockholder approval the amendment of our Certificate of Incorporation to eliminate Article Eighth. As you are aware, Article Eighth sets forth our fair price provision and is the only section of our governing documents requiring a super-majority vote.

I look forward to your call on Monday. I hope that we can address any concerns you may have at that time so that you can withdraw your proposal.

Sincerely,

Kelly R. Caffarelli
Sr. Corporate Counsel

Attachment

cc: Frank Fernandez, Esq.

THE HOME DEPOT, INC.
UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS

Pursuant to Section 141(f) of the Delaware General Corporation Law, the undersigned, being all of the members of the Board of Directors of The Home Depot, Inc., a Delaware corporation (the "Company"), hereby consent to and take the actions set forth below to be effective as of January 21, 2002.

WHEREAS, the stockholders of the Company have previously considered and approved a proposal recommending that the Board act to eliminate all requirements in the Company's governing documents that actions of the stockholders be approved by super-majority vote; and

WHEREAS, the only provision of the Company's governing documents requiring a super-majority vote is ARTICLE EIGHTH of the Certificate of Incorporation, which sets forth a fair price provision requiring the affirmative vote of the holders of at least 80% of the outstanding shares to approve certain significant transactions involving the Company unless specific price and other requirements are satisfied; and

WHEREAS, under ARTICLE EIGHTH of the Certificate of Incorporation, adoption of an amendment to ARITCLE EIGHTH requires the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote unless such amendment is unanimously recommended to the stockholders by the Board of Directors, in which case approval of the amendment requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote; and

WHEREAS, the Nominating and Corporate Governance Committee of the Board has recommended that the Board propose that at the next Annual Meeting of Stockholders the stockholders approve an amendment to the Company's Certificate of Incorporation to delete ARTICLE EIGHTH; and

WHEREAS, the Board has determined that elimination of ARTICLE EIGHTH is in the best interests of the Company's stockholders.

NOW THEREFORE, BE IT RESOLVED, that a proposal to eliminate ARTICLE EIGHTH of the Certificate of Incorporation be presented to the stockholders of the Company at the next Annual Meeting with the unanimous recommendation of the Board of Directors to vote in favor of such proposal; and

FURTHER RESOLVED, that if such proposal is approved by the requisite vote of the stockholders, that the officers of the Company take such actions as they deem necessary and appropriate to effect such proposal, including filing an amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

____
Gregory D. Brenneman

____
Richard H. Brown

____
John L. Clendenin

____
Berry R. Cox

____
William S. Davila

____
Claudio X. Gonzalez

____
Milledge A. Hart, III

____
Bonnie G. Hill

____
Kenneth G. Langone

____
Bernard Marcus

____
Robert L. Nardelli

____
Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

______________________________	______________________________
Gregory D. Brenneman	Milledge A. Hart, III
______________________________	______________________________
Richard H. Brown	Bonnie G. Hill
______________________________	______________________________
John L. Clendenin	Kenneth G. Langone
______________________________	______________________________
Berry R. Cox	Bernard Marcus
______________________________	______________________________
William S. Davila	Robert L. Nardelli
______________________________	______________________________
Claudio X. Gonzalez	Roger S. Penske

E:\DEPTS\LEGAL\KRC_SHR\CORPORAT\Active Cos\THEHD\02bdres\Bdres01_02 Article Eighth.doc

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman

Richard H. Brown

John L. Clendenin

Berry R. Cox

William S. Davila

Claudio X. Gonzalez

Milledge A. Hart, III

Bonnie G. Hill

Kenneth G. Langone

Bernard Marcus

Robert L. Nardelli

Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

______________________________	______________________________
Gregory D. Brenneman	Milledge A. Hart, III
______________________________	______________________________
Richard H. Brown	Bonnie G. Hill
______________________________	______________________________
John L. Clendenin	Kenneth G. Langone
______________________________	______________________________
Berry R. Cox	Bernard Marcus
______________________________	______________________________
William S. Davila	Robert L. Nardelli
______________________________	______________________________
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

IN WITNESS WHEREOF, the undersigned have hereunto executed this written consent effective as of the date set forth above. This consent may be executed in counterparts, each of which shall be deemed an authorized and approved signature.

Gregory D. Brenneman	Milledge A. Hart, III
Richard H. Brown	Bonnie G. Hill
John L. Clendenin	Kenneth G. Langone
Berry R. Cox	Bernard Marcus
William S. Davila	Robert L. Nardelli
Claudio X. Gonzalez	Roger S. Penske

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, D.C. 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

MEREDITH B. CROSS
DIRECT LINE (202) 663-6644
MCROSS@WILMER.COM

100 LIGHT STREET
BALTIMORE, MD 21202
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

520 MADISON AVENUE
NEW YORK, NY 10022
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

4 CARLTON GARDENS
LONDON SW1Y 5AA
TELEPHONE 011 (44 20) 7872-1000
FACSIMILE 011 (44 20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS
TELEPHONE 011 (322) 285-4900
FACSIMILE 011 (322) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN
TELEPHONE 011 (4930) 2022-6400
FACSIMILE 011 (4930) 2022-6500

March 1, 2002

By FedEx and by Facsimile to (202) 942-9525

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Response to John Chevedden's Letter to the Securities and Exchange Commission, dated February 8, 2002, in connection with The Home Depot, Inc.'s Notice of Intent to Omit Stockholder Proposal, dated January 28, 2002

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation (the "Company"), we are filing this letter in response to the letter of John Chevedden (the "Proponent") to the Securities and Exchange Commission (the "Commission"), dated February 8, 2002. The Proponent's letter (the "Response Letter") responds to the Company's January 28, 2002 request for no-action in connection with the Company's intention to exclude the Proponent's stockholder proposal (the "Stockholder Proposal") from the proxy materials for the Company's 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). A copy of the Response Letter is attached as Exhibit A. The Company did not receive the Response Letter, which was sent to the Company by United States mail, until February 27, 2002.

Notwithstanding the Response Letter, the Company again requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Stockholder Proposal from its 2002 Proxy Materials. The Stockholder Proposal calls for the restoration of simple-majority voting. As described in the Company's January 28, 2002 letter, the 2002 Proxy Materials will include a proposal to amend the Company's Certificate of Incorporation (the "Company Proposal") that will, upon approval of the stockholders, eliminate all super-majority provisions applicable to voting of the Company's stockholders. Accordingly, the Company continues to believe that is has "substantially implemented" the Stockholder Proposal under Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 (the "Exchange Act").

The Response Letter fails to raise any facts or matters of law or interpretation that adversely affect the conclusion that the Stockholder Proposal has been rendered moot by the Company Proposal. As interpreted by the Commission and the Staff, a proposal need only be "substantially implemented" (and not "fully effected" as the rule had previously provided) in order for the stockholder proposal to be omitted under Rule 14a-8(i)(10). *See*, *e.g.*, Exchange Act Release No. 39,093 (September 18, 1997) at footnote 49 (stating "in order to have been 'substantially implemented,' the company must have actually taken steps to implement the proposal"); Masco Corporation (March 29, 1999) (resolution to be considered at next board meeting substantially implemented a stockholder proposal); AMR Corporation (April 17, 2000) (company policies, while not identical to the stockholder proposal, substantially implemented the proposal); Supreme Industries, Inc. (February 7, 2001) (proposal regarding sale of company substantially implemented by the company's efforts). In this instance, the Company has taken all actions it can to eliminate its only super-majority voting provision. There is nothing further that the Company could do to implement simple-majority voting, since its Certificate of Incorporation and By-laws will, upon stockholder approval of the Company Proposal, only provide for majority approval of matters submitted to stockholders. Further, no statutory super-majority voting requirements apply to the Company under Section 203 of the Delaware General Corporation Law. For these reasons, the Stockholder Proposal seeking to implement simple-majority voting "to the fullest extent possible" has been "substantially implemented" under Rule 14a-8(i)(10).

The Proponent's concerns with solicitation of an 80% approval of the Company Proposal are unfounded. As we pointed out in our January 28, 2002 letter, the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote is required to amend Article EIGHTH. Article EIGHTH provides that the requirement to obtain the affirmative vote or consent of 80% of all shares of stock entitled to vote in the election of directors (considered as one class) for amendment, alteration, change or repeal of Article EIGHTH does *not* apply if the action is unanimously recommended by the Board of Directors, provided all of the directors are "continuing directors" under paragraph 2 of Article EIGHTH. The Company's Board of Directors has unanimously recommended that the Company Proposal be approved by stockholders; therefore, the Company Proposal may be approved by a majority of the outstanding stock entitled to vote. The Proponent points out the disclosure in the Company's 2001 proxy statement regarding the 80% vote requirement, but in that context the Board of Directors had not considered a proposal to amend Article EIGHTH and there could have been no assurance that a unanimous recommendation of the Board of Directors on such a proposal would have been made on any such proposal. Now that the Board of Directors has considered the Company Proposal, which consideration included the fact that the Proponent had obtained majority approval of his prior proposals on simple-majority voting at the past two annual meetings, a unanimous recommendation has been made. Accordingly, the Company Proposal must receive a simple-majority vote for approval.

The Proponent appears to suggest in the Response Letter that the Company has not indicated that it will conduct a solicitation to obtain the votes necessary for approval of the Company Proposal. The Company notified the Proponent by letter dated January 15, 2002 of its intention to include the Company Proposal in the 2002 Proxy Materials and provided him with a draft of the disclosure that will be included in the proxy statement. *See* Exhibit D to our January

28, 2002 letter. The Company does not believe that any special solicitation effort is required in order for the Stockholder Proposal to be considered "substantially implemented" under Rule 14a-8(i)(10). In this regard, the Company notes that 86% of all outstanding shares were represented at its 2001 annual meeting, and 87% of its outstanding shares were represented at its 2000 annual meeting. Further, as the Proponent points out in the Stockholder Proposal, his proposals on simple-majority voting were approved with a 55% vote in 2001 and 2000, despite the fact that the Company had recommended voting against those proposals. As a result, the Company has no reason to believe that stockholders will not turn out in sufficient numbers to vote on and approve the Company Proposal.

As addressed in our January 28, 2002 letter, the Company believes that current law would require that any imposition of super-majority voting be put to a shareholder vote as a separate proposal. Therefore, the Company continues to conclude that this portion of the Stockholder Proposal has already been substantially implemented by the Company's governing documents and applicable law.

The Proponent has not provided any substantive support for the statements that were identified in our January 28, 2002 letter as false and misleading within the meaning of Rule 14a-9. Therefore, the Company continues to conclude that the proposal may also be omitted under Rule 14a-8(i)(3).

For the reasons set forth above and in our January 28, 2002 letter, and after consideration of the Response Letter, the Company has concluded that it may exclude the Stockholder Proposal in accordance with Rules 14a-8(i)(10) and 14a-8(i)(3) under the Exchange Act. The Company requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Stockholder Proposal from its 2002 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response. We do not believe that the Proponent should be afforded an additional 5 working days to respond to this letter or an opportunity to submit additional supporting materials, given the substantial delay in the Company's receipt of the Response Letter.

Enclosed are six copies of this letter. Should you have any questions relating to this submission, please contact the undersigned at (202) 663-6644 or David M. Lynn of our office at (410) 986-2802.

Very truly yours,

Meredith B. Cross

Enclosures

Copy to:
Mr. John Chevedden (via FedEx)

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Investor Response to Company No Action Request
Simple Majority Vote Topic, John Chevedden Shareholder

Ladies and Gentlemen:

This is respectfully submitted in response to The Home Depot, Inc. (HD) no action request. It is believed that HD must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request]
The company proposal does not match the requested implementation "to the fullest extent possible" text in the shareholder proposal.

3) Part to whole:
With dubious dexterity the company does not address the complete 2002 proposal.
3) The company prefers to dwell on selected points of earlier proposals.

4) The company does not even suggest that it will do a solicitation to ensure the 80% approval vote of all shares in existence necessary to adopt this proposal.
4) 80% approval of all shares in existence is needed to approve this topic. Source: The company 2001 definitive proxy.
4) The company does not disclose in its letter the percentage of outstanding shares which voted in 2001.
4) The company does not state the likelihood that 80% of shares will even vote at the 2002 annual meeting based on the results of previous years' elections.

5) The "company concludes" phrase is a non-binding opinion.
5) A conclusion is not a commitment. This can infer that, when faced with a real-world decision involving this issue, the company can have a different "conclusion."
5) The "company concludes" does not distinguished whether this is the conclusion of the entire board, one employee or one service provider.

5) In yet another weasel-word instance the company says "anticipates" (hopes for) which is clearly non-binding.

6) The company claims that obscuring the 2001 ballot results for nearly 3 months is irrelevant.
6) Reason:
The company eventually coughed up the results. The company does not dispute that these results were the exact opposite of what the company publicly reported.
6) "While in fact" is a false indicator.
6) Reason: The text that follows this false indicator is consistent with the investor text.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Home Depot Shareholder
cc: HD

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, D.C. 20037-1420

TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

MEREDITH B. CROSS
DIRECT LINE (202) 663-6644
MCROSS@WILMER.COM

100 LIGHT STREET
BALTIMORE, MD 21202
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

520 MADISON AVENUE
NEW YORK, NY 10022
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

4 CARLTON GARDENS
LONDON SW1Y 5AA
TELEPHONE 011 (44 20) 7872-1000
FACSIMILE 011 (44 20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS
TELEPHONE 011 (322) 285-4900
FACSIMILE 011 (322) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN
TELEPHONE 011 (4930) 2022-6400
FACSIMILE 011 (4930) 2022-6500

March 1, 2002

<u>By FedEx and by Facsimile to (202) 942-9525</u>

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Response to John Chevedden's Letter to the Securities and Exchange Commission, dated February 8, 2002, in connection with The Home Depot, Inc.'s Notice of Intent to Omit Stockholder Proposal, dated January 28, 2002

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation (the "Company"), we are filing this letter in response to the letter of John Chevedden (the "Proponent") to the Securities and Exchange Commission (the "Commission"), dated February 8, 2002. The Proponent's letter (the "Response Letter") responds to the Company's January 28, 2002 request for no-action in connection with the Company's intention to exclude the Proponent's stockholder proposal (the "Stockholder Proposal") from the proxy materials for the Company's 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). A copy of the Response Letter is attached as Exhibit A. The Company did not receive the Response Letter, which was sent to the Company by United States mail, until February 27, 2002.

Notwithstanding the Response Letter, the Company again requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Stockholder Proposal from its 2002 Proxy Materials. The Stockholder Proposal calls for the restoration of simple-majority voting. As described in the Company's January 28, 2002 letter, the 2002 Proxy Materials will include a proposal to amend the Company's Certificate of Incorporation (the "Company Proposal") that will, upon approval of the stockholders, eliminate all super-majority provisions applicable to voting of the Company's stockholders. Accordingly, the Company continues to believe that is has "substantially implemented" the Stockholder Proposal under Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 (the "Exchange Act").

The Response Letter fails to raise any facts or matters of law or interpretation that adversely affect the conclusion that the Stockholder Proposal has been rendered moot by the Company Proposal. As interpreted by the Commission and the Staff, a proposal need only be "substantially implemented" (and not "fully effected" as the rule had previously provided) in order for the stockholder proposal to be omitted under Rule 14a-8(i)(10). *See, e.g.*, Exchange Act Release No. 39,093 (September 18, 1997) at footnote 49 (stating "in order to have been 'substantially implemented,' the company must have actually taken steps to implement the proposal"); Masco Corporation (March 29, 1999) (resolution to be considered at next board meeting substantially implemented a stockholder proposal); AMR Corporation (April 17, 2000) (company policies, while not identical to the stockholder proposal, substantially implemented the proposal); Supreme Industries, Inc. (February 7, 2001) (proposal regarding sale of company substantially implemented by the company's efforts). In this instance, the Company has taken all actions it can to eliminate its only super-majority voting provision. There is nothing further that the Company could do to implement simple-majority voting, since its Certificate of Incorporation and By-laws will, upon stockholder approval of the Company Proposal, only provide for majority approval of matters submitted to stockholders. Further, no statutory super-majority voting requirements apply to the Company under Section 203 of the Delaware General Corporation Law. For these reasons, the Stockholder Proposal seeking to implement simple-majority voting "to the fullest extent possible" has been "substantially implemented" under Rule 14a-8(i)(10).

The Proponent's concerns with solicitation of an 80% approval of the Company Proposal are unfounded. As we pointed out in our January 28, 2002 letter, the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote is required to amend Article EIGHTH. Article EIGHTH provides that the requirement to obtain the affirmative vote or consent of 80% of all shares of stock entitled to vote in the election of directors (considered as one class) for amendment, alteration, change or repeal of Article EIGHTH does *not* apply if the action is unanimously recommended by the Board of Directors, provided all of the directors are "continuing directors" under paragraph 2 of Article EIGHTH. The Company's Board of Directors has unanimously recommended that the Company Proposal be approved by stockholders; therefore, the Company Proposal may be approved by a majority of the outstanding stock entitled to vote. The Proponent points out the disclosure in the Company's 2001 proxy statement regarding the 80% vote requirement, but in that context the Board of Directors had not considered a proposal to amend Article EIGHTH and there could have been no assurance that a unanimous recommendation of the Board of Directors on such a proposal would have been made on any such proposal. Now that the Board of Directors has considered the Company Proposal, which consideration included the fact that the Proponent had obtained majority approval of his prior proposals on simple-majority voting at the past two annual meetings, a unanimous recommendation has been made. Accordingly, the Company Proposal must receive a simple-majority vote for approval.

The Proponent appears to suggest in the Response Letter that the Company has not indicated that it will conduct a solicitation to obtain the votes necessary for approval of the Company Proposal. The Company notified the Proponent by letter dated January 15, 2002 of its intention to include the Company Proposal in the 2002 Proxy Materials and provided him with a draft of the disclosure that will be included in the proxy statement. *See* Exhibit D to our January

28, 2002 letter. The Company does not believe that any special solicitation effort is required in order for the Stockholder Proposal to be considered "substantially implemented" under Rule 14a-8(i)(10). In this regard, the Company notes that 86% of all outstanding shares were represented at its 2001 annual meeting, and 87% of its outstanding shares were represented at its 2000 annual meeting. Further, as the Proponent points out in the Stockholder Proposal, his proposals on simple-majority voting were approved with a 55% vote in 2001 and 2000, despite the fact that the Company had recommended voting against those proposals. As a result, the Company has no reason to believe that stockholders will not turn out in sufficient numbers to vote on and approve the Company Proposal.

As addressed in our January 28, 2002 letter, the Company believes that current law would require that any imposition of super-majority voting be put to a shareholder vote as a separate proposal. Therefore, the Company continues to conclude that this portion of the Stockholder Proposal has already been substantially implemented by the Company's governing documents and applicable law.

The Proponent has not provided any substantive support for the statements that were identified in our January 28, 2002 letter as false and misleading within the meaning of Rule 14a-9. Therefore, the Company continues to conclude that the proposal may also be omitted under Rule 14a-8(i)(3).

For the reasons set forth above and in our January 28, 2002 letter, and after consideration of the Response Letter, the Company has concluded that it may exclude the Stockholder Proposal in accordance with Rules 14a-8(i)(10) and 14a-8(i)(3) under the Exchange Act. The Company requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Stockholder Proposal from its 2002 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response. We do not believe that the Proponent should be afforded an additional 5 working days to respond to this letter or an opportunity to submit additional supporting materials, given the substantial delay in the Company's receipt of the Response Letter.

Enclosed are six copies of this letter. Should you have any questions relating to this submission, please contact the undersigned at (202) 663-6644 or David M. Lynn of our office at (410) 986-2802.

Very truly yours,

Meredith B. Cross

Enclosures

Copy to:
Mr. John Chevedden (via FedEx)

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Investor Response to Company No Action Request
Simple Majority Vote Topic, John Chevedden Shareholder

Ladies and Gentlemen:

This is respectfully submitted in response to The Home Depot, Inc. (HD) no action request. It is believed that HD must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request]
The company proposal does not match the requested implementation "to the fullest extent possible" text in the shareholder proposal.

3) Part to whole:
With dubious dexterity the company does not address the complete 2002 proposal.
3) The company prefers to dwell on selected points of earlier proposals.

4) The company does not even suggest that it will do a solicitation to ensure the 80% approval vote of all shares in existence necessary to adopt this proposal.
4) 80% approval of all shares in existence is needed to approve this topic. Source: The company 2001 definitive proxy.
4) The company does not disclose in its letter the percentage of outstanding shares which voted in 2001.
4) The company does not state the likelihood that 80% of shares will even vote at the 2002 annual meeting based on the results of previous years' elections.

5) The "company concludes" phrase is a non-binding opinion.
5) A conclusion is not a commitment. This can infer that, when faced with a real-world decision involving this issue, the company can have a different "conclusion."
5) The "company concludes" does not distinguished whether this is the conclusion of the entire board, one employee or one service provider.

5) In yet another weasel-word instance the company says "anticipates" (hopes for) which is clearly non-binding.

6) The company claims that obscuring the 2001 ballot results for nearly 3 months is irrelevant.
6) Reason:
The company eventually coughed up the results. The company does not dispute that these results were the exact opposite of what the company publicly reported.
6) "While in fact" is a false indicator.
6) Reason: The text that follows this false indicator is consistent with the investor text.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Home Depot Shareholder
cc: HD

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
WWW.WILMER.COM

TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363

Date:	March 1, 2002		
For:	U.S. Securities and Exchange Commission	Facsimile Number:	202-942-9525
Company:		Main Number:	
From:	Meredith Cross		

COMMENTS:

We are beginning to send a communication of 4 pages (including this cover sheet). If transmission is interrupted or of poor quality, please notify us immediately by telephone at (202) 663-6712.

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, D.C. 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

MEREDITH B. CROSS
DIRECT LINE (202) 663-6644
MCROSS@WILMER.COM

100 LIGHT STREET
BALTIMORE, MD 21202
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

520 MADISON AVENUE
NEW YORK, NY 10022
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

4 CARLTON GARDENS
LONDON SW1Y 5AA
TELEPHONE 011 (44 20) 7872-1000
FACSIMILE 011 (44 20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS
TELEPHONE 011 (322) 285-4900
FACSIMILE 011 (322) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN
TELEPHONE 011 (4930) 2022-6400
FACSIMILE 011 (4930) 2022-6500

March 1, 2002

By FedEx and by Facsimile to (202) 942-9525

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Response to John Chevedden's Letter to the Securities and Exchange Commission, dated February 8, 2002, in connection with The Home Depot, Inc.'s Notice of Intent to Omit Stockholder Proposal, dated January 28, 2002

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation (the "Company"), we are filing this letter in response to the letter of John Chevedden (the "Proponent") to the Securities and Exchange Commission (the "Commission"), dated February 8, 2002. The Proponent's letter (the "Response Letter") responds to the Company's January 28, 2002 request for no-action in connection with the Company's intention to exclude the Proponent's stockholder proposal (the "Stockholder Proposal") from the proxy materials for the Company's 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). A copy of the Response Letter is attached as Exhibit A. The Company did not receive the Response Letter, which was sent to the Company by United States mail, until February 27, 2002.

Notwithstanding the Response Letter, the Company again requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Stockholder Proposal from its 2002 Proxy Materials. The Stockholder Proposal calls for the restoration of simple-majority voting. As described in the Company's January 28, 2002 letter, the 2002 Proxy Materials will include a proposal to amend the Company's Certificate of Incorporation (the "Company Proposal") that will, upon approval of the stockholders, eliminate all super-majority provisions applicable to voting of the Company's stockholders. Accordingly, the Company continues to believe that is has "substantially implemented" the Stockholder Proposal under Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 (the "Exchange Act").

The Response Letter fails to raise any facts or matters of law or interpretation that adversely affect the conclusion that the Stockholder Proposal has been rendered moot by the Company Proposal. As interpreted by the Commission and the Staff, a proposal need only be "substantially implemented" (and not "fully effected" as the rule had previously provided) in order for the stockholder proposal to be omitted under Rule 14a-8(i)(10). *See, e.g.*, Exchange Act Release No. 39,093 (September 18, 1997) at footnote 49 (stating "in order to have been 'substantially implemented,' the company must have actually taken steps to implement the proposal"); Masco Corporation (March 29, 1999) (resolution to be considered at next board meeting substantially implemented a stockholder proposal); AMR Corporation (April 17, 2000) (company policies, while not identical to the stockholder proposal, substantially implemented the proposal); Supreme Industries, Inc. (February 7, 2001) (proposal regarding sale of company substantially implemented by the company's efforts). In this instance, the Company has taken all actions it can to eliminate its only super-majority voting provision. There is nothing further that the Company could do to implement simple-majority voting, since its Certificate of Incorporation and By-laws will, upon stockholder approval of the Company Proposal, only provide for majority approval of matters submitted to stockholders. Further, no statutory super-majority voting requirements apply to the Company under Section 203 of the Delaware General Corporation Law. For these reasons, the Stockholder Proposal seeking to implement simple-majority voting "to the fullest extent possible" has been "substantially implemented" under Rule 14a-8(i)(10).

The Proponent's concerns with solicitation of an 80% approval of the Company Proposal are unfounded. As we pointed out in our January 28, 2002 letter, the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote is required to amend Article EIGHTH. Article EIGHTH provides that the requirement to obtain the affirmative vote or consent of 80% of all shares of stock entitled to vote in the election of directors (considered as one class) for amendment, alteration, change or repeal of Article EIGHTH does *not* apply if the action is unanimously recommended by the Board of Directors, provided all of the directors are "continuing directors" under paragraph 2 of Article EIGHTH. The Company's Board of Directors has unanimously recommended that the Company Proposal be approved by stockholders; therefore, the Company Proposal may be approved by a majority of the outstanding stock entitled to vote. The Proponent points out the disclosure in the Company's 2001 proxy statement regarding the 80% vote requirement, but in that context the Board of Directors had not considered a proposal to amend Article EIGHTH and there could have been no assurance that a unanimous recommendation of the Board of Directors on such a proposal would have been made on any such proposal. Now that the Board of Directors has considered the Company Proposal, which consideration included the fact that the Proponent had obtained majority approval of his prior proposals on simple-majority voting at the past two annual meetings, a unanimous recommendation has been made. Accordingly, the Company Proposal must receive a simple-majority vote for approval.

The Proponent appears to suggest in the Response Letter that the Company has not indicated that it will conduct a solicitation to obtain the votes necessary for approval of the Company Proposal. The Company notified the Proponent by letter dated January 15, 2002 of its intention to include the Company Proposal in the 2002 Proxy Materials and provided him with a draft of the disclosure that will be included in the proxy statement. *See* Exhibit D to our January

28, 2002 letter. The Company does not believe that any special solicitation effort is required in order for the Stockholder Proposal to be considered "substantially implemented" under Rule 14a-8(i)(10). In this regard, the Company notes that 86% of all outstanding shares were represented at its 2001 annual meeting, and 87% of its outstanding shares were represented at its 2000 annual meeting. Further, as the Proponent points out in the Stockholder Proposal, his proposals on simple-majority voting were approved with a 55% vote in 2001 and 2000, despite the fact that the Company had recommended voting against those proposals. As a result, the Company has no reason to believe that stockholders will not turn out in sufficient numbers to vote on and approve the Company Proposal.

As addressed in our January 28, 2002 letter, the Company believes that current law would require that any imposition of super-majority voting be put to a shareholder vote as a separate proposal. Therefore, the Company continues to conclude that this portion of the Stockholder Proposal has already been substantially implemented by the Company's governing documents and applicable law.

The Proponent has not provided any substantive support for the statements that were identified in our January 28, 2002 letter as false and misleading within the meaning of Rule 14a-9. Therefore, the Company continues to conclude that the proposal may also be omitted under Rule 14a-8(i)(3).

For the reasons set forth above and in our January 28, 2002 letter, and after consideration of the Response Letter, the Company has concluded that it may exclude the Stockholder Proposal in accordance with Rules 14a-8(i)(10) and 14a-8(i)(3) under the Exchange Act. The Company requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Stockholder Proposal from its 2002 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response. We do not believe that the Proponent should be afforded an additional 5 working days to respond to this letter or an opportunity to submit additional supporting materials, given the substantial delay in the Company's receipt of the Response Letter.

Enclosed are six copies of this letter. Should you have any questions relating to this submission, please contact the undersigned at (202) 663-6644 or David M. Lynn of our office at (410) 986-2802.

Very truly yours,

Meredith B. Cross

Enclosures

Copy to:
Mr. John Chevedden (via FedEx)

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
WWW.WILMER.COM

TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363

Date:	March 1, 2002		
For:	Keir Gumbs	Facsimile Number:	202-942-9525
Company:	Securities and Exchange Commission	Main Number:	
From:	Meredith Cross		

COMMENTS:

Please disregard the previous facsimile.

We are beginning to send a communication of 6 pages (including this cover sheet). If transmission is interrupted or of poor quality, please notify us immediately by telephone at (202) 663-6712.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot. Inc. (HD)
Investor Response to Company No Action Request
Simple Majority Vote Topic, John Chevedden Shareholder

Ladies and Gentlemen:

This is respectfully submitted in response to The Home Depot. Inc. (HD) no action request. It is believed that HD must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request]
The company proposal does not match the requested implementation "to the fullest extent possible" text in the shareholder proposal.

3) Part to whole:
With dubious dexterity the company does not address the complete 2002 proposal.
3) The company prefers to dwell on selected points of earlier proposals.

4) The company does not even suggest that it will do a solicitation to ensure the 80% approval vote of all shares in existence necessary to adopt this proposal.
4) 80% approval of all shares in existence is needed to approve this topic. Source: The company 2001 definitive proxy.
4) The company does not disclose in its letter the percentage of outstanding shares which voted in 2001.
4) The company does not state the likelihood that 80% of shares will even vote at the 2002 annual meeting based on the results of previous years' elections.

5) The "company concludes" phrase is a non-binding opinion.
5) A conclusion is not a commitment. This can infer that, when faced with a real-world decision involving this issue, the company can have a different "conclusion."
5) The "company concludes" does not distinguished whether this is the conclusion of the entire board, one employee or one service provider.

5) In yet another weasel-word instance the company says "anticipates" (hopes for) which is clearly non-binding.

6) The company claims that obscuring the 2001 ballot results for nearly 3 months is irrelevant.
6) Reason:
The company eventually coughed up the results. The company does not dispute that these results were the exact opposite of what the company publicly reported.
6) "While in fact" is a false indicator.
6) Reason: The text that follows this false indicator is consistent with the investor text.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Home Depot Shareholder
cc: HD

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 8, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot. Inc. (HD)
Investor Response to Company No Action Request
Simple Majority Vote Topic, John Chevedden Shareholder

Ladies and Gentlemen:

This is in response to the company March 1, 2002 letter. This company letter includes a blanket statement that it will not respond to most of the rebuttal of the company no action request.

This letter is in addition to the February 8, 2002 investor party letter. With the burden of proof, the company makes multiple unsupported derogatory conclusions.

2) The company does not claim that any of its "substantially implemented" cases were contingent on a future 80% super-majority shareholder vote.
2) Alaska Air (March 8, 2002) did not give concurrence to company rule 14a-8(i)(10) claim
2) Alaska Air claimed it had implemented this same topic proposal by submitting it for a failed shareholder vote in 2001 which required the same 80% super-majority vote.
2) Alaska Air did no shareholder solicitation in what now appears to be a sham board action.
2) Furthermore, Alaska Air did not commit to resubmit this topic to shareholder vote in 2002.
2) In General Electric Company (February 4, 2002) the Staff concluded that the board would not be required to put a shareholder proposal on the ballot because it was beyond the power of the board to ensure an election of a director.

3) The company leaves it to conjecture whether the 86% turn-out was specifically only voting shares.
3) If 86% of voting shares turned out in 2002 then 93% would be required to vote yes – up dramatically from 55% in both 2000 and 2001.
3) The company does not explain its method of calculation for an expected increase from 55% to 93% following two 55% votes which showed no increase.
3) There is no claim by the company that the company, in good faith, will diligently monitor the incoming votes to evaluate whether a solicitation may be necessary.

The following is from the February 8, 2002 investor party letter.

This is respectfully submitted in response to The Home Depot. Inc. (HD) no action request. It is believed that HD must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request]
The company proposal does not match the requested implementation "to the fullest extent possible" text in the shareholder proposal.

3) Part to whole:
With dubious dexterity the company does not address the complete 2002 proposal.
3) The company prefers to dwell on selected points of earlier proposals.

4) The company does not even suggest that it will do a solicitation to ensure the 80% approval vote of all shares in existence necessary to adopt this proposal.
4) 80% approval of all shares in existence is needed to approve this topic. Source: The company 2001 definitive proxy.
4) The company does not disclose in its letter the percentage of outstanding shares which voted in 2001.
4) The company does not state the likelihood that 80% of shares will even vote at the 2002 annual meeting based on the results of previous years' elections.

5) The "company concludes" phrase is a non-binding opinion.
5) A conclusion is not a commitment. This can infer that, when faced with a real-world decision involving this issue, the company can have a different "conclusion."
5) The "company concludes" does not distinguished whether this is the conclusion of the entire board, one employee or one service provider.
5) In yet another weasel-word instance the company says "anticipates" (hopes for) which is clearly non-binding.

6) The company claims that obscuring the 2001 ballot results for nearly 3 months is irrelevant.
6) Reason:
The company eventually coughed up the results. The company does not dispute that these results were the exact opposite of what the company publicly reported.
6) "While in fact" is a false indicator.
6) Reason: The text that follows this false indicator is consistent with the investor text.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Home Depot Shareholder
cc: HD

February 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 17, 2001

The proposal recommends that the board increase independence and that the majority of directors on the board be independent.

There appears to be some basis for your view that General Electric may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if General Electric omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2002

The proposal relates to reinstating simple majority voting on all matters that are submitted to shareholder vote.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). We note the actions already taken by the board of directors, as well as your representation that, due to current law, Home Depot would present to shareholders as a separate proposal any change to the voting rights of stockholders. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor